

vin social

The Grape to Glass Experience

hey, hi,
how are ya?

MEET SARA MOLL, FOUNDER & CEO

- Former Creative Director in fashion
- 8 years in the wine industry
- Certified Sommelier
- Certified Specialist of Wine
- WSET Level 3 with Distinction
- Valedictorian International Culinary Center



vin social

Hospitality at Scale

Vin Social scales the human touch of hospitality in the virtual world.

The familiar "wining and dining" rituals that cultivate important business relationships have permanently changed.
Dinners, drinks, and intimate gatherings are the second language of commerce.

Companies are failing to solve for it in the remote-first world.
Zoom fatigue and a plethora of boring virtual events has lead to a sharp drop-off in attendance to most virtual gatherings.

We deliver a 89% average attendance rate (often every guest attends).
Our unique virtual hospitality experience drives curiosity about the event and delivers a premium experience to guests.

"Software companies are experimenting with virtual events with one goal, to create digital networking opportunities that rival physical events."

-   trends.exchange

        

       

     

A New Category: Corporate Virtual Hospitality

All virtual events categories are directly served by Vin Social's current business model.

Virtual Event Market Growth

Source: Grand View Research

- $800bn
- $700bn
- $600bn
- $500bn
- $400bn
- $300bn
- $200bn
- $100bn
- $0bn

2016   2020   2030

This chart contains forward-looking projections that cannot be guaranteed

**Hyper Growth Category:
Hopin at $2.1B valuation in 8 months**



$774B
2030

$78B
2020

Let's have a Vin Social



Small Batch, Diverse Wineries & Distilleries

A customizable and beautiful gift box

We source and ship sustainable products from emerging craft wine & spirits brands.

The magic of DISCOVERY is at the heart of the Vin Social experience.



vin social

A stimulating experience for the top 10% of consumers

We deliver a premium digital edu-tainment experience to "warm up & wine up" the audience, positioning our clients for success.



Expert Talent Our Sommelier Hosts

An entertaining expert host

Each Vin Social is hosted by one of our own wine educators (only 20% of applicants are selected).

Hosts are skilled on-camera storytellers who move the audience from passive participant to interaction.

B2B2C business model







VIN SOCIAL
No es Pituko

Virtual Hospitality

gift a shareable experience
vin social celebrate
Premium sparkling wine
Artisanal chocolate bar
Sparkling bottle stopper
Confetti
$100 (+shipping) per box
vin social feast
Premium Red Wine
2 original recipes
Sustainable spice
Sustainable caviar lentils
Microplane
Vin Social corkscrew
$100 (+shipping) per box
vin social relax
Premium Red Wine
Hand poured soy candle
Shea Brand CBD bath bombs
Vin Social corkscrew
$125 (+shipping) per box
vin social explore
6 Premium Bottles (mixed)
Educational packet
Winemakers' stories
Map, Tips, Tasting Notes
Vin Social corkscrew
$199 (+shipping) per box
each set is curated to include sustainably crafted and sourced products from small, independent businesses

Corporate Gifting

VIN SOCIAL
No es Pituko
WELCOME TO CHILE

Product Subscriptions

$900K+
in revenue since July 2020 launch

#1 source of revenue
renewals & upsells

#1 source of client acquisition
attendees of our events

each paid event results in 1.5 new clients on average

Attendees want more.

After the event, attendees can make personal purchases of the products the discovered at the event directly from us.

This strengthens our #1 acquisition channel: bringing us to their own companies to host a Vin Social.

"Vin Social is like pushing the Easy Button."
- Client, VP of Sales

"There wasn't one dull moment (that never happens!!)"
- Attendee

"An amazing experience."
-Client, Field Marketer



We are an innovative online sales and marketing channel for craft makers.

Brand amplification. Direct sales to high value customers.

    

 1   2   3   4   5    6

| Vin Social creates event registration page and Client invites their guests | Vin Social provides wines and spirits, expert talent, and virtual event production expertise | Vin Social ships products and educational materials to all attendees in advance | Attendees join the experience from their computer, tablet, or phone | Attendees have a collective experience no matter where they are located (US only). | Small batch makers form relationships with premium consumers via Vin Social |

    

Virtual Hospitality Platform

Product Roadmap

We are building the first iteration of our platform to enable our own hyperscaling with a small team, enabling us to intensify our growth rate and performance advantage. We're seeing demand for a tech-enablement platform for virtual hospitality from clients, suppliers, and guests.

Development opportunities include:

Tech

- Somm talent marketplace
- On demand virtual hospitality
- White-label wine clubs

Data

- First-party data for high-end consumer audience
- Early detection hit products

AI

- Event scheduling
- Product selection
- Guest cultivation

Our mission is to support sustainable, craft makers.



Traditional offline sales channels are vulnerable.

- Up to 50% of revenues lost due to tasting rooms closures
- 11% of revenues lost due to restaurant closures

Our makers are

- Diverse
- Passionate
- Purpose-driven
- Small business owners
- Sustainable/Organic/Biodynamic

Meet the team



Sara Moll
Founder & CEO

- 10 years in the fashion industry
- 8 years in the wine industry
- Certified Sommelier
- Certified Specialist of Wine
- WSET Level 3 with Distinction
- International Culinary Center
wine program graduate, Valedictorian



Lily Styles
COO

-13 years in hospitality
-10 years event production
& talent management



Kylee Lambert
Marketing & Comms

-M.S. in Journalism
-11 years event production &
hospitality



Leslie Barnes
Trade & Supply Chain

-12 years in hospitality
-6 years wine and spirits
buyer



Danny Gomez
Technical Production

-Content creation/production
-10 years event production
& hospitality

vin social

Offering

wefunder.com/**vinsocial**

Terms:

- $3M raise
- $17M convertible note cap
- 15% discount
- 8% interest
- Regulation CF campaign launched on WeFunder on 4/7.
- Regulation D offering now open with $50K minimum investment



cheers.
let's raise a glass.

Give a gift box or **host** a Vin Social with us!
sara@vinsocial.co

